Exhibit 99.2

August 16, 2011

Dear Warrant Holders,

RE: ADJUSTMENT TO THE EXERCISE PRICE OF WARRANTS

In respect of the Warrants that the Company issued to you on May 11, 2011, the Company hereby informs you that the exercise price of the warrants is adjusted from US$3.456 per ordinary shares to US$3.318 pursuant to Section 2(c) of the Warrant to Purchase Ordinary Shares, as a result of two private placements by the Company which were closed on August 2, 2011 and August 16, 2011 with an aggregate of 7,900,000 ordinary shares issued at US$2.50 per ordinary share and 5,900,000 warrants issued where each warrant entitles the holder to purchase 1 ordinary share of the Company at an exercise price of US$2.875 per ordinary share upon exercise. A calculation of the adjusted exercise price of the Warrants is attached as Appendix A to this letter for your reference. For the purpose of this letter, the terms used in this letter shall have the same meaning as contained in the Warrant Agent Agreement and the Warrant to Purchase Ordinary Shares filed as exhibits to the Form 6-K dated May 11, 2011, which can be found on the website of the Securities and Exchange Commission at www.sec.gov and the Company at www.chinametrorural.com.

Yours truly,

FOR AND ON BEHALF OF

CHINA METRO-RURAL HOLDINGS LIMITED

/s/ Arthur Lee

Arthur Lee

Chief Financial Officer

Appendix A

China Metro-Rural Holdings Limited

Calculation on Adjustment to Exercise Price of Warrants

	Number of shares		Issue/exercise price		Consideration
			US$		US$
Private Placement Closed on 2 August 2011:
Ordinary shares issued	2,000,000		2.500		5,000,000
Private Placement Closed on 16 August 2011:
Ordinary shares issued	5,900,000		2.500		14,750,000
Underlying ordinary shares exercisable from warrants issued	5,900,000		2.875		16,962,500

Aggregate consideration	13,800,000		(A)		36,712,500
Original Exercise Price			(B)		3.456
Number of shares (A) would purchase at the Original Exercise Price			(A)/(B)		10,622,829

Adjusted exercise price of the Warrants pursuant to Section 2(c) of the Warrants	3.456	x	65,643,782	+	10,622,829

			65,643,782	+	13,800,000
Adjusted exercise price of the Warrants	3.456	x	96.00%
Adjusted exercise price of the Warrants (US$)	3.318